UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   GEDDIE, III, Rowland Hill
   1900 Gulf Street
   Lamar, MO  64759
2. Issuer Name and Ticker or Trading Symbol
   O'Sullivan Industries Holdings, Inc.
   OSU
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   2/28/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |fn (1)|J   |V|372               |A  |fn (1)     |760                |I     |By SPSP                    |
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Common Stock               |fn (2)|J   |V|540               |A  |fn (2)     |                   |I     |By SPP                     |
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Common Stock               |1/27/9|J fn|V|1,122             |D  |           |51                 |I     |By SPP                     |
                           |7     | (3)| |                  |   |           |                   |      |                           |
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Common Stock               |1/27/9|J fn|V|1,122             |A  |           |                   |D     |                           |
                           |7     | (3)| |                  |   |           |                   |      |                           |
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Common Stock               |2/10/9|P   | |500               |A  |$11.00     |8,245              |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. These shares were acquired from July 1996 through January 1997 under the exempt O'Sullivan Industries
Holdings, Inc. Savings and Profit Sharing Plan (the "SPSP") at prices ranging from $7.875 to $14.00 per share.
The information is based on a plan statement as of January 31,
1997.
2. These shares were acquired from July 1996 through January 1997 under the exempt O'Sullivan Industries
Holdings, Inc. Stock Purchase Program (the "SPP") at prices ranging from $7.875 to $14.50 per share. The information presented is based on a plan statement as of January 31,
1997.
3. Distribution of stock purchased under the SPP in calendar 1996 pursuant to the terms of the SPP. This transaction represents a change in the form of ownership
only.
SIGNATURE OF REPORTING PERSON
/s/ ROWLAND H. GEDDIE, III
DATE
March  5 , 1997